SAGE

12 September 2003

03037472

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SUPPL

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of Sage Group Limited interim report.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

Received by: ____________________ Date: ____________________

C:\CMason\SEC USA.doc

SEC MAIL PROCESSING RECEIVED NOV 17 2003 WASH. D.C.

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

- **Total earnings R45,1 million**
- **Headline earnings per share 28,5 cents**
- **Total SA assets under management R10,0 billion**
- **Group embedded value R816,0 million**
- **Board restructured and management team strengthened**
- **Stronger balance sheet following R350 million capital raising**

GROUP BALANCE SHEET

R million	Note	30 June 2003 Unaudited	31 Dec 2002 Audited	30 June 2002 Unaudited
ASSETS				
Non-current assets		7 063,2	10 024,5	9 832,1
– Tangible assets		21,2	22,6	42,9
– Intangible assets		69,0	69,9	122,4
– Financial assets		21,2	28,0	52,8
– Investments of the life insurance subsidiaries		6 951,8	9 904,0	9 614,0
Current assets		801,0	663,5	728,2
Total assets		7 864,2	10 688,0	10 560,3
EQUITY AND LIABILITIES				
Total shareholders' interest	1	85,3	(155,4)	142,2
– Ordinary shareholders' interest		85,3	(247,8)	49,8
– Outside shareholders' interest		–	92,4	92,4
Non-current liabilities		7 249,7	10 065,3	9 748,3
– Life funds		6 810,3	9 506,9	9 080,9
– Liabilities under insurance contracts		3 508,0	9 506,9	9 080,9
– Liabilities under investment contracts		3 302,3	–	–
– Equity linked notes	2	439,4	558,4	667,4
Current liabilities		529,2	778,1	669,8
– Interest bearing	3	131,4	198,9	195,8
– Other		397,8	579,2	474,0
Total equity and liabilities	5	7 864,2	10 688,0	10 560,3

NOTES TO THE GROUP BALANCE SHEET

1 RECONCILIATION BETWEEN SHAREHOLDERS' FUNDS IN SAGE LIFE LIMITED AND SAGE GROUP LIMITED

Shareholder's fund – SAGE LIFE LIMITED	677,7	671,7	1 852,5
– Adjustment to fair values of Sage Life subsidiaries	(148,0)	(163,0)	(1 612,9)
Shareholder's fund of Sage Life Limited at Net Asset Value	529,7	508,7	239,6
– International operations	–	27,2	382,0
– ELN's	(439,4)	(558,4)	(667,4)
– Domestic interest bearing debt	(131,4)	(188,9)	(185,8)
Gross	(197,4)	(198,9)	(195,8)
Preference shares issued by Sage Life subsidiary	–	10,0	10,0
Inter company	66,0	–	–
– Goodwill	14,8	15,6	39,9
– Tangible and intangible assets	26,1	33,7	88,4
– Net working capital	85,5	(85,8)	153,1
Shareholders' funds – SAGE GROUP LIMITED	85,3	(247,8)	49,8

2 NON-CURRENT LIABILITIES

$55,3 million (2002: $65 million) 8% unsecured Equity Linked Notes (ELN's) redeemable 31 July 2005, valued at fair value.

The foreign liability has been fully hedged by means of a forward exchange contract at a spot rate of R7,48/$.

3 CURRENT LIABILITIES

Bank borrowings totalling R112,5 million at 30 June 2003 are secured by means of a pledge of 22,7% of the ordinary shares in Sage Life Limited.

4 NET DEBT AT SAGE GROUP LEVEL

Equity Linked Notes	439,4	558,4	667,4
Domestic interest bearing debt (gross)	197,4	198,9	195,8
Rights offer proceeds (net, included in current assets)	(219,6)	–	–
Shareholders' cash (included in current assets)	(34,4)	(102,7)	(185,0)
	382,8	654,6	678,2

5 TOTAL ASSETS UNDER MANAGEMENT

– SA total assets	7 864,2	7 577,1	7 785,0
– SA Unit Trusts assets – off balance sheet	2 141,2	2 399,7	1 965,0
	10 005,4	9 976,8	9 750,0
– International (discontinued)	–	3 110,9	2 775,3
	10 005,4	13 087,7	12 525,3

6 COMPARATIVES

Certain comparative figures have been regrouped and restated where necessary in order to provide more meaningful comparable disclosures.

Following the change in year-end from 31 March to 31 December, comparative figures are for the three months to June 2002 and nine months to December 2002 respectively.

7 SAGE LIFE FINANCIAL RATIOS

Sage Life shareholder's fund	677,7	671,7	1 852,5
Capital adequacy requirements (CAR)	442,6	438,1	473,0
CAR covered by Sage Life shareholder's fund (times)	1,5	1,5	3,9
Shareholders' fund as a percentage of			
– Policy liabilities (%)	10,0	10,1	27,2
– Non-market related liabilities (%)	23,1	23,7	66,7

SUMMARISED CASH FLOW STATEMENT

Cash outflow from operating activities	(6,2)	(124,0)	(15,2)
Cash inflow/(outflow) from investing activities	135,3	31,0	(90,1)
Cash inflow/(outflow) from financing	(17,9)	22,0	8,2
Net increase/(decrease) in cash equivalents	111,2	(71,0)	(97,1)
Cash and equivalents at beginning of period	311,0	381,9	381,9
Adjustment for cash in discontinued operations at beginning of period	(91,2)	–	–
Cash and equivalents at end of period	331,0	310,9	284,8
Shareholders	34,4	102,7	185,0
– SA	34,4	11,5	21,7
– International (discontinued)	–	91,2	163,3
Policyholders	296,6	208,2	99,8
	331,0	310,9	284,8

SUMMARISED GROUP INCOME STATEMENT

R million	Note	6 months 30 June 2003 Unaudited	9 months 31 Dec 2002 Audited	3 months 30 June 2002 Unaudited
Sage Life operating fund (deficit)/surplus		(44,5)	128,3	16,8
Net earnings/(loss) attributable to Sage Life shareholder's fund	1	65,5	(4,0)	170,3
Other earnings/(loss) attributable to Group activities	2	58,2	(115,7)	(122,3)
Finance costs	3	(33,3)	(56,6)	(19,5)
Earnings/(loss) before exceptional items		45,9	(48,0)	45,3
Exceptional items	4	(0,8)	(191,5)	(0,8)
Total earnings/(loss)	5	45,1	(239,5)	44,5
Reconciliation to headline earnings				
Total earnings/(loss)		45,1	(239,5)	44,5
Add exceptional items		0,8	191,5	0,8
Headline earnings/(loss)		45,9	(48,0)	45,3
Weighted average number of ordinary shares ('m)	6	161,1	150,3	148,0
Total number of shares in issue ('m)	6	367,1	155,0	148,1
Compulsory convertible debentures in issue ('m)		2,0	2,0	2,0
Total earnings/(loss) per ordinary share (cents)		28,0	(159,4)	30,1
Headline earnings/(loss) per ordinary share (cents)		28,5	(31,9)	30,6

NOTES TO THE SUMMARISED GROUP INCOME STATEMENT

1 NET EARNINGS/(LOSS) ATTRIBUTABLE TO SAGE LIFE SHAREHOLDER'S FUND

Earnings of unlisted subsidiaries	10,1	11,9	10,2
Investment income	10,6	14,5	–
Realised and unrealised net surpluses on financial assets	51,3	2,7	96,3
Foreign exchange translation adjustments	–	–	72,5
Loss on disposal of international operations	–	(1 028,9)	–
Adjustments to fair value off subsidiaries	(15,0)	(152,6)	(118,6)
Taxation	(4,1)	(30,2)	(8,0)
Other	(2,4)	(2,9)	(0,7)
	50,5	(1 185,5)	51,7
Reversal of adjustments to fair value of subsidiaries	15,0	1 181,5	118,6
	65,5	(4,0)	170,3

2 OTHER EARNINGS/(LOSS) ATTRIBUTABLE TO GROUP ACTIVITIES

Loss from other Group activities	(5,9)	(141,5)	(156,4)
Foreign exchange translation and fair value adjustments	58,9	102,3	36,5
Net gain on ELN repurchases	14,6	–	–
Provision against share scheme loans	(0,9)	(57,7)	–
Taxation	(8,5)	(10,6)	(2,4)
International minority interest	–	(8,2)	–
	58,2	(115,7)	(122,3)

3 FINANCE COSTS

Finance costs at Sage Group level	(38,5)	(56,6)	(19,5)
Inter company	5,2	–	–
	(33,3)	(56,6)	(19,5)

4 EXCEPTIONAL ITEMS

Amortisation of goodwill	(0,8)	(1,3)	(0,8)
Impairment of assets relating to discontinued operations	–	(110,1)	–
Other discontinuation costs	–	(80,1)	–
	(0,8)	(191,5)	(0,8)

5 AC133

With the implementation of AC133, the fair value adjustment amounting to a net credit of R5,2 million for the Equity Linked Notes (designated as "held at fair value") has been reflected in the income statement for the six months ended 30 June 2003.

6 SHARES ISSUED

On 17 June 2003 a special issue of 69 696 970 shares took place at R1,65 per share. This was followed by a rights issue on 30 June 2003 of 142 424 242 shares at R1,65 per share, the proceeds of which were received on 7 July 2003.

STATEMENT OF CHANGES IN EQUITY

Balance at the beginning of the period		(247,8)	5,3	5,3
AC133 transitional adjustment to opening retained earnings	1	(44,8)	–	–
Restated opening retained earnings		(292,6)	5,3	5,3
Income attributable to shareholders		45,1	(239,5)	44,5
Dividends paid		–	(24,3)	–
Shares issued during the period		350,0	10,9	–
Other (share issue expenses)		(17,2)	(0,2)	–
Balance at the end of the period		85,3	(247,8)	49,8

Note

1 The AC133 transitional adjustment is made up as follows:

– ELN liability adjustment to fair value	(41,8)
– Financial assets impairment	(3,0)
	(44,8)

NEW BUSINESS – SOUTH AFRICA Sage Life Limited

Life insurance premiums (gross)			
Individual	206,7	768,9	298,9
Annualised recurring	109,5	234,4	80,1
Single	97,2	534,5	218,8
Local	91,8	288,1	88,6
Bermuda branch	5,4	246,4	130,2
Employee benefits	80,9	138,3	47,3
Annualised recurring	42,6	65,7	22,9
Single	38,3	72,6	24,4
Total life new business	287,6	907,2	346,2
Unit trust sales			
External	326,9	916,3	338,8
Internal	1 437,7	1 438,8	506,3
	1 764,6	2 355,1	845,1

EMBEDDED VALUE Sage Life Limited

R million	6 months 30 June 2003	9 months 31 Dec 2002	3 months 30 June 2002
Shareholder's fund	677,7	671,7	1 852,5
Net value of life insurance business in force	617,9	660,0	798,5
– Value of life insurance business in force	633,3	684,2	838,8
– Cost of capital	(15,4)	(24,2)	(40,3)
Embedded value	1 295,6	1 331,7	2 651,0
Embedded value earnings			
Embedded value at end of period	1 295,6	1 331,7	2 651,0
Embedded value at beginning of period	1 331,7	2 528,0	2 528,0
	(36,1)	(1 196,3)	123,0
Dividends declared	–	55,0	–
Increase in capital	–	–	–
Embedded value earnings	(36,1)	(1 141,3)	123,0
Components of embedded value earnings			
Embedded value from new business	16,7	40,2	20,0
Earnings from existing business	5,7	50,5	77,9
– Expected return	42,9	91,1	28,6
– Operating experience variations	17,3	94,9	34,3
– Operating assumption changes	(54,5)	(135,5)	15,0
Investment return on shareholder's fund	50,5	(1 185,5)	51,7
Economic assumption changes	(109,0)	(46,5)	(26,6)
Embedded value earnings	(36,1)	(1 141,3)	123,0
APE for embedded value purposes	97,7	257,4	89,6
	%	%	%
Embedded value of new business as a percentage of APE (new business/APE)	17,1	15,7	22,3
Principal actuarial assumptions			
Risk discount rate	11,50	12,75	13,75
Pre-tax investment returns			
– Equities and offshore investments	11,50	12,75	13,75
– Properties	10,50	11,75	12,75
– Fixed interest securities	9,50	10,75	11,75
– Cash	7,50	8,75	9,75
Expense inflation	5,50	6,75	6,75

EMBEDDED VALUE Sage Group Limited

Group embedded value			
Shareholders' funds	85,3	(247,8)	49,8
Adjustment for Group corporate expenses	(35,2)		
Adjustment for revaluation of unlisted subsidiaries	148,0	163,0	1 612,9
Net value of life insurance business in force	617,9	660,0	798,5
Group embedded value	816,0	575,2	2 461,2
Group embedded value per share			
Shares in issue ('m)			
– Ordinary shares	367,1	155,0	148,1
– Compulsory convertible debentures	2,0	2,0	2,0
	369,1	157,0	150,1
Group embedded value per share (cents)	221	366	1 640

SEGMENTAL ANALYSIS

ASSETS			
Life insurance SA	7 451,9	7 484,1	7 608,3
Unit trusts	29,2	30,9	57,6
Other operations	115,8	30,2	34,5
Group activities	267,3	31,9	84,7
International (discontinued – 31/12/02)	–	3 110,9	2 775,2
Total	7 864,2	10 688,0	10 560,3
LIABILITIES			
Life insurance SA	7 095,3	6 982,9	7 090,6
Unit trusts	10,8	12,3	13,2
Other operations	28,6	24,3	9,9
Group activities	644,2	805,4	902,8
International (discontinued – 31/12/02)	–	3 018,5	2 401,6
Total	7 778,9	10 843,4	10 418,1
HEADLINE EARNINGS			
Life insurance SA	10,9	111,3	180,6
Unit trusts	8,1	10,6	4,9
Other operations	2,0	2,4	1,6
Group activities	24,9	(49,1)	(10,8)
International (discontinued – 31/12/02)	–	(123,2)	(131,0)
	45,9	(48,0)	45,3
TOTAL SA FUND INFLOWS			
Life insurance	550,0	1 188,7	386,4
Unit trusts	326,9	916,3	338,8
Other operations	4,2	10,8	0,9
Total	881,1	2 115,8	726,1
TOTAL SA FUND OUTFLOWS			
Life insurance	(370,8)	(963,7)	(308,1)
Unit trusts	(456,1)	(1 032,0)	(326,9)
Other operations	(0,2)	(6,5)	(0,7)
Total	(827,1)	(2 002,2)	(635,7)
NET SA FUND FLOWS			
Life insurance	179,1	225,0	78,3
Unit trusts	(129,1)	(115,7)	11,9
Other operations	4,0	4,3	0,2
Total	54,0	113,6	90,4

SHAREHOLDER'S FUND ANALYSIS (at fair value) Sage Life Limited

Listed investments – ABSA	454,3	404,4	399,0
Other investments			
– Unlisted subsidiaries	168,3	161,8	1 268,2
Net asset value	20,3	(1,2)	(344,7)
Revaluation adjustments	148,0	163,0	1 612,9
– Properties	77,3	97,7	149,8
– Other interest bearing investments	74,4	7,8	35,5
Current and other assets	15,9	–	–
	790,2	671,7	1 852,5
Taxation and amount due to policyholders	(112,5)	–	–
	677,7	671,7	1 852,5

Directors Dr DC Cronjé (Chairman) G Griffin* (Group Chief Executive) MP Adonisi JP Davies* Dr BM Ilsley L Kaplan* BA Myerson* JA Treger* HL Shill AF van Biljon CL van Wyk Adv T van Wyk Secretary: CS Cant* (*British) (*Executive)

Registered Office 11th Floor Sage Centre 10 Fraser Street Johannesburg 2001 PO Box 7755 Johannesburg 2000 Registration number 1970/010541/06 Share code SGG ISIN ZAE000006623

Transfer secretaries Computershare Limited Ground Floor 70 Marshall Street Johannesburg 2001 PO Box 61051 Marshalltown 2107

Sponsor *Grant Thornton Kessel Feinstein Corporate Sponsors (Proprietary) Limited 137 Daisy Street corner Grayston Drive Sandown 2196 Private Bag X28 Benmore 2010*

1296

SAGE GROUP LIMITED

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

COMMENTARY

ACCOUNTING POLICIES AND PRESENTATION

The accounting policies adopted comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. These accounting policies are consistent with those applied at 31 December 2002, except for the adoption of the accounting standard AC133 (Financial Instruments: Recognition and Measurement) which became effective for financial years on or after 1 July 2002.

AC133 is a prospective statement, which means that historical figures are not adjusted to the new basis of accounting. Instead adjustments to determine the new equity as well as the asset and liability base are dealt with as an opening transitional adjustment in retained earnings.

In accordance with AC133, in respect of financial assets, policyholder and shareholder assets have been designated as "available for sale". Due to the fact that policyholder assets back policyholder liabilities, the gains or losses are subsequently transferred to or from the life fund liabilities. Shareholder available-for-sale assets are valued at fair value and gains or losses are included in income.

Insofar as liabilities are concerned and in accordance with this statement, read together with the guidance on the application of AC133 to liabilities arising from long-term insurance contracts as approved by the Accounting Practices Committee, certain liabilities have been designated as "investment contracts". Insurance contracts continue to be valued in terms of the Financial Soundness Valuation basis with the actuarially determined liabilities now being disclosed separately from "liabilities under investment contracts" on the balance sheet. Investment contracts are valued at fair value in accordance with AC133. The net result relating to these contracts are reflected in the income statement.

The Equity Linked Notes liability, which includes an embedded derivative, has been designated as "held at fair value (through the income statement)". Both the debt instrument and the embedded derivative have been fair valued in accordance with AC133.

There is currently no International Financial Reporting Standard for insurance. Although the International Accounting Standards Board has a project in progress to address this issue, finalisation is not expected for a number of years to come. The impact on the results of the Group for the six months to 30 June 2003 in respect of the adoption of AC133 is detailed in note 5 to the income statement.

OPERATING ENVIRONMENT AND STRATEGIC PROGRESS

The Group has operated in a particularly challenging environment during the review period. Economic growth has remained muted, investment markets have been weak, the rand has strengthened but been volatile and business growth has remained under pressure in the life insurance and unit trust sectors in which the Group operates. *In addition, the Group has faced the uncertainty created in the wake* of the discontinuation of its international activities in the 2002 financial year. In recent months however, significant progress has been made in restructuring the Group:

- The board of Sage Group has been restructured under the leadership of the new Non-Executive Chairman, Dr Danie Cronjé and, as previously announced, the management team has been restructured and strengthened with the appointment of Mr Garth Griffin to the new position of Group Chief Executive.
- The Group successfully completed a R350 million capital raising exercise establishing a more diverse shareholder base. New capital of R235 million was raised during the review period by way of a rights issue to shareholders and R115 million was raised in a specific issue to a consortium of investors represented by, and including, AVASA Holdings Limited (the AVASA consortium).

The proceeds of the capital raising are being utilised to strengthen the Group balance sheet by reducing interest bearing borrowings. The foreign Equity Linked Notes, which have been fully hedged, have been reduced through repurchases and cancellation of $14,7 million *at the date of this report* at a *discount of approximately 12% to their* nominal value. Net debt at Group level has consequently been substantially reduced to R382,8 million at 30 June 2003 from R654,6 million at 31 December 2002. Interest cover has improved to 2,5 times and is expected to reflect the ongoing benefit of the capital raising.

- Agreement in principle has been reached for the disposal by the Group of its US life operations, namely Sage Life Assurance of America Inc to Swiss Re Life and Health US for $100, subject to final regulatory approval which is expected shortly. The winding down of all ancillary activities in the US is virtually complete and no further costs are anticipated to be incurred by the Group.

SALIENT FEATURES

		6 months 30 June 2003	9 months 31 Dec 2002	3 months 30 June 2002
Total earnings/(loss)[1]	R million	**45,1**	(239,5)	44,5
Total earnings/(loss) per share	cents	**28,0**	(159,4)	30,1
Headline earnings/(loss) per share	cents	**28,5**	(31,9)	30,6
Group embedded value	R million	**816,0**	575,2	2 461,2
Group embedded value per share	cents	**221**	366	1 640
Finance costs at Sage Group level	R million	**(38,5)**	(56,6)	(19,5)
Net debt at Sage Group level	R million	**382,8**	654,6	678,2
SA activities				
– Total assets under management	R million	**10 005,4**	9 976,8	9 750,0
– New business volumes[2]	R million	**614,5**	1 823,5	685,0
– Life new business APE[3]	R million	**165,0**	336,2	114,2
– Life new business embedded value	R million	**16,7**	40,2	20,0
– Net fund flows	R million	**54,0**	113,6	90,4
Financial ratios				
Life new business embedded value margin[4]	%	**17,1**	15,7	22,3
CAR – Life company	times	**1,5**	1,5	3,9
Interest cover[5]	times	**2,5**	(2,1)	3,8

(1) Total earnings for the six months ended 30 June 2003 include the impact of AC133.
(2) New business volumes: total life new business plus external unit trust sales.
(3) APE = Annual premium equivalent and is equal to new recurring premiums (including automatic increase premiums) plus 10% of single premiums.
(4) Life new business embedded value margin: calculated using APE, excluding automatic-increase premiums.
(5) Interest cover: total earnings before tax and finance costs at Sage Group level, divided by finance costs at Sage Group level.

STRATEGIC REVIEW

The board and management have commenced an extensive process of re-energizing and refocusing the Group's South African life insurance and unit trust operations and of developing a new vision to drive longer term strategy. The objective is to position the Sage Group as a unique and competitive listed financial services group. This exercise encompasses restructuring and expanding the leadership team, enhancing financial management processes, addressing future capital needs, reviewing market segmentation, product development strategy and distribution structures and rejuvenating the well established Sage brand. The strategic review is well advanced and it is anticipated that developments will be announced in the next *few months.*

OPERATING RESULTS

Trading Review

New Business

As indicated in the corporate update on 5 June 2003, the uncertainty surrounding the Group prior to the announcement of the 2002 financial results and other developments, including the disposal of the international operations, materially affected new business results. New business was also impacted by the prevailing economic and investment climate, in line with the general trend in the insurance and investment industries.

Total South African life new business for the six months under review showed a decline of 23,7% to R165,0 million compared to the same period in the previous year in terms of Annual Premium Equivalent (annualised recurring premiums and 10% of single premiums). Total new business in the Individual division declined by 32,7% while the Employee Benefits division showed an increase of 15,2%.

External sales by Sage Unit Trusts for the six months totalled R326,9 million, compared with R861,2 million in the same period of the previous year. Repurchases have continued at high levels in line with the industry trend, resulting in a net outflow of R129,1 million for the period compared to net inflows of R117,1 million in the first half of last year, good relative investment performance notwithstanding.

The capital raising and other recent developments in the Group have been well received internally and by intermediaries and clients and an improvement in the new business trend is anticipated in the second half of the year.

Expense Management

Within the SA operations, expenses of management for the six months to June 2003 have been well contained, showing a reduction of 3,9% on a comparative basis with the previous year. Steps taken to rationalise certain activities, notably the full integration of unit trust and life operations, are expected to yield additional cost savings but, in the shorter term, these will be partially offset by additional development expenses to be incurred in the restructuring process. Management will continue to seek further cost reductions, while concentrating on the optimal allocation of resources.

Policy Discontinuances

Discontinuances of policies through lapsing and surrenders within Sage Life increased during the first half of the year; the number of policies lapsed increased only marginally (0,7%) while the number of policies surrendered increased by 16,4% compared to the same period last year. However, the value of in force annualised premiums has continued to increase, albeit marginally, reaching R1 013 million at the end of June 2003 compared to R990 million a year earlier.

Investments

During the review period, there has been an overall decline in equity values but continuing positive performance in the fixed interest sectors. The investment performance of client assets continues to improve on a relative basis, even though absolute returns remain muted in line with market conditions. Sage Life's major employee benefit portfolios continue to feature in the top quartile of independent rankings over the past one and three years while six of the Sage unit trusts are ranked in the top quartile in their sectors for the 12 months to June 2003. The shareholder fund in Sage Life has been partially protected from the general market trend by the positive performance of the ABSA holding.

Financial Results

Group total earnings for the review period amounted to R45,1 million, significantly up on the loss of R239,5 million for the nine months to December 2002. Total earnings per share amounted to 28,0 cents compared with a loss of 159,4 cents in the previous nine months. The implementation of accounting standard AC133 had the effect of increasing total earnings by R5,2 million in the review period.

No dividend has been declared at the interim stage or is anticipated for the balance of the financial year, as part of the process of further strengthening the Group's financial position. The directors will be monitoring the position carefully with a view to the *resumption of dividend payments when appropriate.*

Group operating earnings were negatively impacted in particular by an expense strain as a result of lower new business volumes, voluntary terminations by clients and poor investment markets, which resulted in an operating deficit of R44,5 million from Sage Life's operating fund.

On the other hand, net earnings attributable to Sage Life's shareholder's fund amounted to R65,4 million. In the current period, shareholder earnings from this source benefited from the improvement in the ABSA share price.

Sage Life's capital adequacy requirement at 30 June 2003 was *R442,6 million and the capital adequacy multiple has remained* unchanged at 1,5. This satisfies current regulatory guidelines. Management continues to examine ways of ensuring that Sage Life's capital adequacy requirements are minimised, inter alia through ongoing improvement of portfolio structures.

Despite weak markets and a decline in total assets under *management, Sage Unit Trusts produced satisfactory results,* with earnings of R8,1 million for the six months under review compared with R10,5 million in the previous nine months. The valuation of Sage Unit Trusts has been written down by R15 million to R145 million to reflect prevailing market conditions.

Other earnings attributable to Group activities amounted to *R58,2 million for the six months under review. The significant* favourable influences on these earnings were foreign exchange translation and fair value adjustments amounting to R58,9 million, resulting from the continuing strengthening of the rand, and the net gain on ELN repurchases of R14,6 million.

Earnings for the review period were not impacted by the capital *raising which occurred on 17 June in respect of the specific issue and* on 30 June in respect of the rights issue.

EMBEDDED VALUE STATEMENTS

Sage Life

Sage Life's embedded value at 30 June 2003 was R1 295,6 million, a 2,7% reduction since 31 December 2002, reflecting investment market trends, the declining interest rate pattern and the reduction in new business volumes.

Sage Group

The embedded value measures the current value of the Group's net assets at fair value together with the present value of future profits from business already written by the life insurance operations (net of cost of capital). The Group embedded value at *30 June 2003* amounted to R816,0 million equivalent to 221 cents per share. This includes an allowance for Group corporate expenses not accounted for in the Sage Life embedded value.

OUTLOOK

The Group results have been impacted by the volatile and difficult trading environment as well as by market uncertainty following the developments and restructuring during the past 12 months. The benefits of the restructuring are however now beginning to materialise and with the clear focus on South African operations, should be reflected in an improving new business trend in the second half. We expect that the outcome of our strategic review will provide further impetus to the Group's focus on delivering value to all stakeholders.

Dr DC Cronjé
Chairman

G Griffin
Group Chief Executive

26 August 2003